                                       FORM 11-K

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
            [FEE REQUIRED]

For the fiscal year ended December 31, 1994
                                          OR


[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          [NO FEE REQUIRED]

For the transition period from .........to.........

Commission Title Number 0-9831

                              LIZ CLAIBORNE SAVINGS PLAN
                                   (FULL TITLE OF PLAN)



                                  LIZ CLAIBORNE, INC.
                        (NAME OF ISSUER OF THE SECURITIES HELD
                                 PURSUANT TO THE PLAN)




                                     1441 BROADWAY
                               NEW YORK, NEW YORK 10018
                       (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)




          FINANCIAL STATEMENTS AND EXHIBITS


Financial Statements

See Index to Financial Statements and Schedule at page F-1 and the accompanying Financial Statements.

Exhibits

10(a) Liz Claiborne Savings Plan ("Savings Plan"), as amended and restated, is incorporated herein by reference from
         Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1989.

10(b) Amendment Nos. 1 and 2 to the Savings Plan are incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1992.

10(c) Amendment Nos. 3 and 4 to the Savings Plan are incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1993.

10(d) Amendment No. 5 to the Savings Plan is incorporated herein by reference from Exhibit 10(o) to the Company's
         Quarterly Report on Form 10-Q for the period ended July 2,
         1994.

10(e)    Trust Agreement dated as of July 1, 1994 between the
         Company and American Express Trust Company (the
         "Trust") related to the Plan is incorporated herein by reference from Exhibit 10(b) to the Company's Quarterly
         Report on Form 10-Q for the period ended July 2, 1994.

24       Consent of Independent Public Accountants





                                 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                          LIZ CLAIBORNE SAVINGS PLAN
                                            (Name of Plan)




                                          By /s/ Jerome A. Chazen
                                          Jerome A. Chazen
                                          Member of Administrative
June 29, 1995                             Committee






                              LIZ CLAIBORNE SAVINGS PLAN

                      INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                                  Page
                                                                Number
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                           F-2


FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Plan Participants
    as of December 31, 1994 and 1993                        F-3 to F-4

  Statements of Changes in Net Assets Available for Plan
    Participants for the Years Ended December 31, 1994,
      1993 and 1992                                         F-5 to F-7


  Notes to Financial Statements                            F-8 to F-13


Supplemental Schedule:

 Schedule I. Investments                                          F-14






Note:  Schedules other than that referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.














      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
  The Liz Claiborne Savings Plan:


We have audited the accompanying statements of net assets available for plan participants including the schedule of investments of the Liz Claiborne Savings Plan (the "Plan") as of December 31, 1994 and
1993, and the related statements of changes in net assets available for plan participants for each of the three years in the period ended
December 31, 1994. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for plan participants for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to financial statements and schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. In addition, the Fund Information in the statements of net assets available for plan participants and the statements of changes in net assets available for plan participants is presented for purposes of additional analysis rather than to present the net assets available for plan participants and changes in net assets available for plan participants of each fund. The schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New York, New York
June 9, 1995

                                                   F-2

                                         LIZ CLAIBORNE SAVINGS PLAN

                              Statement of Net Assets Available for Plan Participants

                                              As of December 31, 1994


                           INCOME      FEDERAL             EQUITY         NEW      COMPANY
FUNDS                      ACCOUNT      INCOME    MUTUAL   INDEX      DIMENSIONS   STOCK       TOTAL
PLAN ASSETS
Cash                  $     100,553$      28,797$     55,568 $     30,864 $       63,572$     44,585$     323,939
Investments at
  market value           21,359,381   462,410   796,419 6,260,945     971,791   4,470,897 34,321,843
Accrued interest and dividends   --      2,264     47,559         --      48,388         616     98,827
Loans to participants       569,823    145,643    242,064    244,259       299,210   203,757  1,704,756

TOTAL PLAN ASSETS        22,029,757    639,114  1,141,610  6,536,068   1,382,961   4,719,855 36,449,365


PLAN LIABILITIES
Due to Plan Sponsor-
  forfeitures               102,326         --          --        --          --          --    102,326

 TOTAL PLAN LIABILITIES     102,326         --          --        --          --          --    102,326

NET ASSETS AVAILABLE FOR
 PLAN PARTICIPANTS      $21,927,431$   639,114 $1,141,610 $6,536,068 $ 1,382,961  $4,719,855$36,347,039




             The accompanying notes to financial statements are an integral part of these statements.



                                                         F-3

                                           LIZ CLAIBORNE SAVINGS PLAN
                              Statement of Net Assets Available for Plan Participants

                                              As of December 31, 1993


                                        FIXED INCOME                  MONEY       COMPANY
FUNDS                                     CONTRACT       EQUITY       MARKET       STOCK         TOTAL
PLAN ASSETS
Cash                                  $        7,330$      50,581$             0 $      2,048 $      59,959
Investments at market value               18,254,053    5,413,278    1,172,980   5,691,258    30,531,569
Accrued interest and dividends                97,735          126        2,682         136       100,679
Loans to participants                        562,441      240,446       40,706     305,685     1,149,278

 TOTAL PLAN ASSETS                        18,921,559    5,704,431    1,216,368   5,999,127    31,841,485


PLAN LIABILITIES
Due to (from) Plan Sponsor-forfeitures        16,724        9,364      (5,436)      11,164        31,816

 TOTAL PLAN LIABILITIES                       16,724        9,364      (5,436)      11,164        31,816

NET ASSETS AVAILABLE FOR
 PLAN PARTICIPANTS                       $18,904,835 $  5,695,067   $1,221,804  $5,987,963  $ 31,809,669




             The accompanying notes to financial statements are an integral part of these statements.



                                                    F-4



                                        LIZ CLAIBORNE SAVINGS PLAN
                        Statement of Changes in Net Assets Available for Plan Participants
                                       For the year ended December 31, 1994


                              INCOME   FEDERAL            EQUITY       NEW              MONEY   COMPANY
FUNDS                         ACCOUNT  INCOME    MUTUAL    INDEX   DIMENSIONS  EQUITY   MARKET   STOCK     TOTAL
FROM INVESTMENT ACTIVITIES:
Interest Income          $  1,350,154 $ 3,809$     7,451$    7,098 $    8,622$     23,523$  20,958$   21,790$ 1,443,405
Dividends                     132,893   6,536     51,927    83,360     48,388      40,439       --   116,999    480,542
Securities Transactions:
 Proceeds                   1,755,381  16,681     20,660   705,526     79,340    5,674,096      --   354,147  8,605,831
 Aggregate Cost
  (Weighted Average Basis)  1,752,741  16,773     20,989   683,828     81,448    6,034,489      --   401,331  8,991,599

    Net Gain (Loss)             2,640     (92)      (329)   21,698    (2,108)     (360,393)     --   (47,184)  (385,768)

Transfer of assets          1,193,234                    6,391,343              (6,391,343)(1,193,234)

Changes in Unrealized Appreciation/
  Depreciation of Investments  (5,112) (4,159)   (59,844)  157,474  (46,497)        --     --     (1,452,213)(1,410,351)

FROM CONTRIBUTION AND PAYMENT ACTIVITIES:

Employer Contributions        786,443  101,758   193,085   126,891   226,043       268,677   41,134  338,212 2,082,243
Employee Contributions      2,657,127  305,678   554,195   453,269   653,122     1,041,770  146,6141,085,213 6,896,988
Employee Transfers           (361,642) 234,143   405,594  (393,367)  510,408       321,694 (128,107)(588,723)      --
Amounts Withdrawn by
  Participants             (2,733,141)  (8,559)  (10,469) (311,698)   (15,017)    (639,434)(109,169)(742,202)(4,569,689)

 Change in Net Assets Available
  for Plan Participants     3,022,596  639,114 1,141,610 6,536,068 1,382,961(5,695,067)(1,221,804)(1,268,108)4,537,370

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS,
  BEGINNING BALANCE        18,904,835        0         0         0          05,695,0671,221,8045,987,96331,809,669

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS,
  ENDING BALANCE          $21,927,431$  639,114$1,141,610$6,536,068$ 1,382,961$       0$       0$4,719,855$36,347,039

             The accompanying notes to financial statements are an integral part of these statements.

                                                 F-5


                                      LIZ CLAIBORNE SAVINGS PLAN
                        Statement of Changes in Net Assets Available for Plan Participants
                                       For the Year Ended December 31, 1993


                                        FIXED INCOME                  MONEY       COMPANY
FUNDS                                     CONTRACT      EQUITY        MARKET       STOCK         TOTAL
FROM INVESTMENT ACTIVITIES:
Interest Income                        $  1,318,278   $   23,903  $    39,119  $   23,298  $  1,404,598
Dividends                                        --      138,134           --      96,890       235,024
Securities Transactions:
  Proceeds                                       --           --           --      78,999        78,999
  Aggregate Cost (Weighted Average Basis)              --              --            --   101,856     101,856

    Net Gain (Loss)                              --                        --     (22,857)      (22,857)

Changes in Unrealized Appreciation/
   Depreciation of Investments                   --      269,994           --  (4,082,284)   (3,812,290)

FROM CONTRIBUTION AND PAYMENT ACTIVITIES:

Employer Contributions                      987,533      386,288       84,312     557,240     2,015,373
Employee Contributions                    3,470,718    1,316,284      251,428   1,703,539     6,741,969
Employee Transfers                           (9,332)     323,042     (161,459)   (152,251)           --
Amounts Withdrawn by Participants        (1,706,904)    (305,741)    (271,026)    (886,599)  (3,170,270)

 Change in Net Assets Available
  for Plan Participants                   4,060,293    2,151,904      (57,626) (2,763,024)    3,391,547

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, BEGINNING BALANCE        14,844,542    3,543,163    1,279,430   8,750,987    28,418,122

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, ENDING BALANCE          $18,904,835   $5,695,067   $1,221,804  $5,987,963  $ 31,809,669


             The accompanying notes to financial statements are an integral part of these statements.



                                                   F-6


                                      LIZ CLAIBORNE SAVINGS PLAN
                        Statement of Changes in Net Assets Available for Plan Participants
                                       For the Year Ended December 31, 1992


                                        FIXED INCOME                  MONEY       COMPANY
FUNDS                                     CONTRACT      EQUITY        MARKET       STOCK         TOTAL
FROM INVESTMENT ACTIVITIES:
Interest Income                        $  1,046,111   $   15,436  $    44,733  $   25,316  $  1,131,596
Dividends                                        --       44,675           --      68,895       113,570
Securities Transactions:
  Proceeds                                       --    2,654,563           --      78,276     2,732,839
  Aggregate Cost (Weighted Average Basis)              --2,604,308             --     86,586   2,690,894

    Net Gain (Loss)                              --       50,255           --      (8,310)       41,945

Changes in Unrealized Appreciation
  of Investments                                 --      211,915           --      44,571       256,486

FROM CONTRIBUTION AND PAYMENT ACTIVITIES:

Employer Contributions                      870,654      279,364       91,786     563,411     1,805,215
Employee Contributions                    2,813,213      992,022      255,981   1,691,825     5,753,041
Employee Transfers                          109,035       78,188     (141,001)    (46,222)           --
Amounts Withdrawn by Participants          (766,619)    (243,036)     (97,266)    (415,742)  (1,522,663)

 Change in Net Assets Available
  for Plan Participants                   4,072,394    1,428,819      154,233   1,923,744     7,579,190

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, BEGINNING BALANCE        10,772,148    2,114,344    1,125,197   6,827,243    20,838,932

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, ENDING BALANCE          $14,844,542   $3,543,163   $1,279,430  $8,750,987   $28,418,122



              The accompanying notes to financial statements are an integral part of these statements

                                            F-7


            NOTES TO FINANCIAL STATEMENTS


(1)   Description of the Plan:

      The Liz Claiborne Savings Plan (the "Plan") was adopted by Liz Claiborne, Inc. (the "Company") and became effective January
      1, 1985. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. Administrative expenses are paid by the Company. The Plan is a trusteed, defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The provisions of the Plan comply with the requirements of ERISA.

      Employees of the Company and certain of its wholly-owned subsidiaries who are not covered by certain collective bargaining agreements become eligible to participate in the Plan on the first of the month after they have attained age 21, have completed
      12 consecutive months of service and have worked at least
      1000 hours during those 12 months.

      The Plan provides for contributions by the participating employee of amounts from 1% to 15% of compensation as defined in the Plan, and for contributions by the Company, which includes for purposes hereof the Company and certain of its wholly-owned subsidiaries, equal to 50% of the participant's contributions, limited to the first 5% of compensation contributed. Participants' contributions are made at the option of the employee, except that certain participants may be restricted as to the amount of the contribution, pursuant to the provisions of the Internal Revenue Code as amended (the
      "Code").

      The participants have access to their account information through a toll free number and the ability to obtain current account balances, change contribution rate or investment funds, request a loan or receive specific information about fund performance on a daily basis. In addition, participants may suspend elective contributions and enroll again at any time as long as they are eligible employees.

      Participants become vested in their Company matching contribution account based on number of years of service with the Company. The vesting schedule is as follows:

       Years of service                       Vested
       with the Company                   Percentage
            Less than 2                          0%
                      2                         20%
                      3                         40%
                      4                         60%
                      5                         80%
              6 or more                        100%






Participants' interest in their Company matching contribution account is fully vested and nonforfeitable in the event of death, disability or retirement at or after Normal Retirement Date (age 65).

The portion of a participants Company matching contribution account balance which is not vested at the time of seperation of service with the Company is retained in the Plan. Pursuant to the terms of the Plan document, these forfeitures are used to offset any employer contributions for the current year or in the next succeeding year. For the year ended December 31, 1994 forfeitures arising amounted to $276,623.

Upon termination of employment, the value of the participants' vested account is payable in stock of the Company or in cash. At the participants' election, such payment is to be made as soon as practicable, or (i) after the end of the Plan year in which employment terminates if the vested balance is less than $3,500, or (ii) if the account balance is in excess of $3,500, in equal installments over a period not to exceed ten years, or (iii) if the account balance is in excess of $3,500, as of the date the participant elects between the time employment terminates and when the participant reaches age 65.


As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal.

Active participants may borrow up to 50% of their vested account balance and have multiple loans outstanding at one time. The minimum loan amount is $1,000 and the maximum amount is $50,000. Loan amounts must be in increments of $250. The interest rate applicable to a loan is the prime rate plus one at the time the loan is granted. The rate in effect on December 31, 1994 was 9.50%.

Participants repay their loans through payroll deductions. The participant has a choice of repaying the loan over a period of 12, 24, 36, 48 or 54 months.
In addition, any outstanding principal balance can be repaid in full on any business day. Upon termination of employment, the participant must repay the outstanding principal balance in full. In the event the loan is not repaid in full, it is treated as a taxable distribution.

Prior to July 1, 1994 the trustee was First Fidelity Bank, N.A. and the recordkeeper was Buck Consultants. Effective July 1, 1994 contributions to the participant's accounts are held by American Express Trust Company (the "Trustee") and the recordkeeping responsibilities were transferred to the Trustee. Participants direct how funds in their account are invested under the options described in Note 2.












(2)  Investment programs:

American Express Trust Company became the Plan's trustee and recordkeeper on July 1, 1994. The assets by fund from the previous trustee, First Fidelity Bank, N.A. of New Jersey were transferred to American Express Trust Company as follows:

     First Fidelity                  American Express Trust Company
     Fixed Income Contract           Income Account
     Money Market                    Income Account
     Equity                          American Express Trust Equity Index
     II
     Company Stock                   Company Stock

Each employee may direct American Express Trust Company to invest their contributions in one or more of the following investment funds:

Liz Claiborne Income Account - A fund consisting of fixed income contracts issued by insurance companies, previously purchased by the Plan, and investments in the American Express Trust Income Fund II. The fund's investment goal is to preserve principal and interest, while maximizing current income. The American Express Trust Income Fund II is a collective investment fund managed by American Express Trust Company. It invests mainly in fixed income contracts issued by insurance companies and banks, and other stable value contracts.

Contributions to the Fixed Income Contract Fund prior to July 1, 1994 were invested in the contracts purchased by the Plan. The last contract purchased by the Plan will mature on October 20, 1997 and when it matures, the entire fund will consist solely of an investment in the American Express Trust Income Fund II.

The rate of return on each participant's investment in the Liz Claiborne Income Account Fund is based on the mix of rates provided by the different contracts purchased by the Plan and the contracts and investments in the American
Express Trust Income Fund II.

The Money Market Fund, which consisted principally of short-term money market instruments was transferred into this fund on July 1, 1994.

IDS Federal Income - A diversified income mutual fund managed by American Express Trust Company which generally invests at least 65% of its assets in U.
S. government and government agency securities. The fund may also invest in options on governmental securities and in pools of mortgage loans issued by financial or non-governmental mortgage institutions, non-governmental mortgage related securities and debt, and cash and cash equivalent investments. The fund's investment goal is to seek a high level of current income and safety of principal consistent with investments in U. S. government and government agency securities.

IDS Mutual - A diversified mutual fund managed by American Express Trust Company which invests in a balance of common stocks and senior securities (preferred stocks and debt securities, convertible securities, derivative instruments and money market instruments) issued by U. S. and foreign companies. The fund's investment goal is to provide a balance of growth of capital and current income. No more than 65% of the fund's assets may be invested in common stocks and no less than 35% in senior securities, convertible securities, derivative instruments and money market instruments.



American Express Trust Equity Index II - A fund managed by American Express Trust Company which invests primarily in common stock of U. S. companies upon which the Standard & Poor's 500 Stock Index is based. The fund's investment goal is to achieve a total rate of return as close as possible to that of Standard & Poor's 500 Index. This fund is a collective investment fund which invests primarily in the American Express Equity Index Base Fund. the fund may also invest in high-quality money market securities and stock index future contracts.

The Equity Fund, which consisted of common stocks of certain publicly traded corporations was transferred into this fund on July 1, 1994.

IDS New Dimensions - A diversified mutual fund managed by American Express Trust Company that invests primarily in common stocks of U. S. and foreign companies which the fund's manager believes to show potential for significant growth. The fund's investment goal is to provide long-term growth of capital. The fund also invests in preferred stocks, debt securities, derivative instruments and money market instruments.

Liz Claiborne Company Stock  - Consists of Liz Claiborne, Inc. common stock.
The fund's investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company will generally make contributions to the fund in cash as soon as administratively practicable after each biweekly pay date and the Plan Trustee will then buy shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange. The Company's contribution may also be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 8).

A portion of any of the Plan's investment funds may consist of short-term interest bearing accounts to meet the distribution needs or administrative requirements of the Plan.

(3)  Investments:

Investments are carried at market value, with the exception of Guaranteed Investment Contracts held by the Liz Claiborne Income Account Fund which are carried at contract value.

Security transactions are recorded on a settlement date basis. Any differences resulting from the recording of transactions between trade date and settlement date was not material. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
The market or contract value, as applicable, of individual investments that represent 5% or more of the Plan's total net assets available for plan participants as of December 31, 1994 are as follows:

   Fixed Income Contracts
      Hartford Life                $3,938,721
      John Hancock Life             4,506,425
      New York Life                 4,508,774
      Metropolitan Life             5,454,384

     American Express Trust Income Fund II2,951,077
     American Express Trust Equity Index II6,260,945
     Liz Claiborne, Inc. Common Stock4,251,201


The Company and certain of its officers and directors are parties to several pending legal proceedings and claims. Although the effect of such litigation cannot be determined with certainty, management of the Company is of the opinion that the final outcome should not have a material adverse effect on the Company's results of operations or financial position or on the Plan's net assets.

(4)  Valuation of accounts:

Participant's accounts are stated at market value at the end of each business day. In addition an investment adjustment reflecting accrued earnings and realized and unrealized gains and losses since the preceding day is determined for each investment fund and is allocated among accounts entitled to share in the adjustment.

5)  Realized and unrealized gains and losses

Realized and unrealized gains and losses on plan assets are based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

(6)  Federal income taxes:

On behalf of the Plan, the Company has received a favorable determination letter, dated June 26, 1987 from the Internal Revenue Service to the effect that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. In March 1995, the Company applied for a new determination letter on the Plan. Since the Plan is qualified, participants are not taxed on contributions or on the related earnings until they receive distribuions from the Plan or default on their loan repayments. Additionally, the Plan is not taxed on its dividend and interest income or any capital gains whether realized or unrealized.

(7)  Plan termination:

The Plan may be terminated at any time at the Company's sole discretion.
Upon termination, contributions by the Company and participants cease and all Company contributions which had been credited to each participants' account would fully vest.

(8)  Related party transactions:

The current members of the Plan's Administrative Committee are also Directors of the Company and currently serve in the following respective positions:
Chairman of the Board; President and Chief Executive Officer. One of the investment funds of the Plan invests exclusively in shares of the Company's Common Stock (Note 2). The Plan owned 251,923 shares of Common Stock at December 31, 1994, with a cost based on beginning market value of $5,703,382 and a market value of $4,251,201 and at December 31, 1993 , owned 247,964 shares of Common Stock with a cost based on beginning market value of $9,692,470 and a market value of $5,610,186.








(9)  Prior Years' Reclassification:

Certain items previously reported in specific captions in the accompanying financial statements have been reclassified to conform with the current year's classification.


(10) Reconciliation to Form 5500:

As of December 31, 1994 and 1993, there was $628,791 and $1,281,573, respectively, of vested benefits payable to terminated participants that were paid in 1995 and 1994, respectively. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for plan participants in accordance with generally accepted accounting principles.

The following table reconciles net assets available for Plan participants per the accompanying financial statements to the Form 5500 to be filed by the Company for the year ended December 31, 1994:

                                               Net Assets
                                    Benefits  Available for
                                      Paid    Plan Benefits

     Per financial statements  $   4,569,689   $36,347,039
     Accrued benefit payments        628,791      (628,791)
     Reversal of 1993 accrual for
       benefit payments           (1,281,573)              --
     Per Form 5500                $3,916,907   $35,718,248


As of December 31, 1994 and 1993, there was approximately $5,776,000 and $3,345,000, respectively, of vested benefits payable to terminated participants.















                                     F-13



                                           LIZ CLAIBORNE SAVINGS PLAN
                                              Schedule of Investments             SCHEDULE I
                                              As of December 31, 1994


                                                               COST BASED
                                                SHARES OR     ON BEGINNING       MARKET
FUNDS                                             UNITS       MARKET VALUE        VALUE
INCOME ACCOUNT
Hartford Life                                    3,938,721   $ 3,938,721      $ 3,938,721
John Hancock Life                                4,506,425     4,506,425        4,506,425
New York Life                                    4,508,774     4,508,774        4,508,774
Metropolitan Life                                5,454,384     5,454,384        5,454,384
American Express Trust Income Fund II              202,816     2,956,189        2,951,077
                                                              21,364,493       21,359,381


IDS Federal Income                                  96,840       466,569          462,410

IDS Mutual                                          72,264       856,263          796,419

American Express Trust Equity Index II             539,318     6,103,471        6,260,945

IDS New Dimensions                                  73,127     1,018,288          971,791

COMPANY STOCK
Liz Claiborne, Inc. Common Stock                   251,923     5,703,382        4,251,201
American Express Trust Money Market                219,728       219,728          219,696
                                                               5,923,110        4,470,897
Total Investments                                            $35,732,194      $34,321,843

Loans to Participants, at interest rates ranging from 7% to 9.5%$  1,704,756  $ 1,704,756




